DaimlerChrysler Financial Services Americas LLC
                              27777 Inkster Road
                       Farmington Hills, Michigan 48334


                                          January 20, 2006

Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, DC  20549

               Re: DaimlerChrysler Financial Services Americas LLC Post-Effective Amendment No. 2 to
                     Registration Statement on Form S-3
                     Filed December 16, 2005
                     File No. 333-127963
                     -----------------------------------------------

Dear Ms. Bancroft:

      This is in response to the staff's comments on Post-Effective Amendment No. 2 to the above-referenced Registration Statement, which amendment was intended to make the related prospectus and prospectus supplement compliant with Regulation AB. The numbered responses below correspond to your numbered comments.

Prospectus Supplement
---------------------

      [Pre-Funding Account and Subsequent Receivables], pages S-14 and S-24
      ---------------------------------------------------------------------

      1. We have added language that information regarding the subsequent or additional receivables included in the receivables pool will be contained in an Asset-Backed Issuer Distribution Report filed by the trust on Form 10-D with the SEC pursuant to the Securities Exchange Act of 1934. We have also added similar language into the Base Prospectus under the section entitled "Trust Property" on page 22.

Base Prospectus
---------------

      Payments on the Securities, page 30
      -----------------------------------

      2. We confirm that the interest rate on the securities will in no event be based on an "index" that is not an index of interest rates for debt, e.g., commodities or stock index.

      3. We have deleted the phrase "unless the related prospectus so provides" from the last sentence of the paragraph regarding redemption of the securities.

Exhibit 99.1
------------

      4. We have revised sections 4.10 and 4.11 of the form of Sale and Servicing Agreement to provide that the annual reports referenced in these sections must be filed "on or before March 31 of each year beginning March 31, 200[7]".

      In addition to the changes discussed above, please note that we have revised Part II of the Registration Statement to incorporate the applicable changes to the undertakings as to Rule 415 under the Securities Act made pursuant to the Securities Offering Reforms, which became effective as of December 1, 2005.

      Please contact the undersigned at 248-512-3990 or Renwick D. Martin at 212-839-5319 if you have any questions or further comments.

                               Very truly yours,


                              /s/ Byron C. Babbish
                              --------------------

                               Byron C. Babbish




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